Exhibit 99.1

Celent Names Sapiens ClaimsPro for P&C in North America as 2024 Luminary

Sapiens received Celent’s highest ranking for excellence in advanced technology and breadth of functionality

Rochelle Park, N.J, March 11, 2024– Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Sapiens ClaimsPro for Property & Casualty in North America received the highest ranking of Luminary in Celent’s 2024 Claims Systems Vendors report, for excellence in advanced technology and breadth of functionality.

Sapiens was selected out of 32 North American core claims solutions for its exceptional core claims system, as well as its ability to provide value-added services through its partner ecosystem.

Celent described Sapiens ClaimsPro as “a comprehensive and highly adaptable core claims system, ideal for both personal and commercial lines. With strengths in adjuster personalization, efficient claims management, and advanced payment options, it stands out as a top choice for midsize and small insurers. ClaimsPro is particularly well-suited for insurers who value customization, user-friendly business rule management, and are looking for a system capable of evolving with technological advancements.”

The report also described Sapiens’ platform as “exceptionally customizable, with standout flexibility, sophisticated claims assignment process, and a commitment to innovation and efficiency, that caters to the dynamic needs of modern claims processing.”

Sapiens received special recognition for its continual investment in a state-of-the-art ecosystem that delivers innovative, complimentary solutions and provides customers with functionality and value-added services that do not naturally sit within the core policy administration systems. Sapiens’ solutions and services meet the most complex insurance needs and deliver across significant scale and geographic reach.

"To assess vendors for the report, Celent conducts comprehensive RFIs and market analysis, reviews vendor demonstrations within multiple scenarios, and looks for evidence of continual investment in innovation,” said Karlyn Carnahan, CPCU Head of Insurance, North America Celent. “Sapiens demonstrated the functionality of its core claims solution and its commitment to provide innovative solutions for insurers.”

“Receiving Celent’s highest ranking of Luminary highlights Sapiens’ commitment to propel our customers’ digital transformations with next-generation solutions. Celent recognizes that commitment, as evidenced by their year-over-year improvement in Sapiens’ rankings, from functionality standout last year to Luminary this year,” said Roni Al-Dor, Sapiens President and CEO. “Celent’s recognition encompasses the entirety of our offerings, including our robust partner ecosystem, which enhances our solutions and enables end-to-end delivery to drive sustained growth.”

www.sapiens.com

Sapiens ClaimsPro for Property & Casualty enables insurers to unlock powerful, auditable, configurable and AI-driven automation for all lines of business. The solution features rules-driven workflows and automated claim assignment, driving straight-through processing and providing supervisory insights and control over claims operations.

To access and download the Celent Claim System Vendor report, please click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Media Contact

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com